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September 11, 2024

Via EDGAR

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Scott Stringer
Mr. Doug Jones
Ms. Rucha Pandit
Ms. Lilyanna Peyser

Re:	Julong Holding Limited
Draft Registration Statement on Form F-1
Confidentially Submitted July 30, 2024
CIK No. 0002007846

Dear Mr. Stringer, Mr. Jones, Ms. Pandit and Ms. Peyser:

On behalf of our client, Julong Holding Limited, a exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 20, 2024 on the Company’s Draft Registration Statement on Form F-1 previously submitted on July 30, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

General

1.	Please revise to restore the word “unique” when referring to the risks of your structure to investors on the cover page and on page 4, and delete the newly-included word “directly” where you state that investors may never hold equity interests in your operating subsidiaries on the cover page and on page 4. In this regard, such revisions relate to legal and operational risks to investors associated with the fact that you operate in the PRC. It is unclear to us that there have been changes in the regulatory environment in the PRC since the last draft registration statement that was submitted on June 14, 2024 warranting revised disclosure that mitigates the challenges you face and related disclosures. Further, the Sample Letters to China-Based Companies sought specific disclosures relating to the risks associated with the structure of your business, including that your “structure involves unique risks to investors” and that “investors may never hold equity interests” in your Chinese operating entities. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty.

In response to the Staff’s comment, the Company has restored all relevant changes made to the Draft Registration Statement since June 14, 2024 with respect to the risks in relation to the regulatory environment in the PRC, in particular, by restoring the disclosure on the cover page and pages 4, 6, 7, 8, 10, 19, 35, 36, 41, 42, 45, and 60 of the Revised Draft Registration Statement accordingly.

2.	We note your statement on the cover page and on pages 1 and 4 that “cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, or our PRC subsidiaries....” Please revise to include all of your subsidiaries, as opposed to only your “PRC subsidiaries.”

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10 and 47 of the Revised Draft Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Jiaqi Hu, Chairman and Chief Executive Officer, Julong Holding Limited Richard Aftanas, Esq., Partner, Hogan Lovells US LLP